SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       ✓

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated on September 30, 2005 filed by Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated September 30, 2005, the Company reported that on this day holders of Company’s Convertible Notes that already had exercised their conversion right exercised their warrant rights. Hence, a reduction of 88,312 warrants and an increase of 173,908 ordinary shares face value pesos 1 (V$N 1) each was made. As a result, the amount of shares of the Company goes from 163,051,043 to 163,224,951. The amount of warrants outstanding is 40,233,718. The exercise of the warrant was performed according to terms and conditions established in the prospectus of issuance. The amount of shares acquired is equal to the amount of shares into which it was converted the convertible note at a price of US$ 0.6093 for each share face value pesos 1. Therefore US$ 105,962.14 entered into the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 4, 2005